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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                       (Amendment No. 1) *




             Westwood Homestead Financial Corporation
        --------------------------------------------------
                        (Name of Issuer)



                          Common Stock
        --------------------------------------------------
                 (Title of Class of Securities)



                          961767 10 0
                      --------------------
                         (CUSIP Number)



_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 11 pages
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CUSIP No. 961767 10 0              13G         Page 2 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Westwood Homestead Financial Corporation
     Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     31-1463057

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER           274,820

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:     274,820

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       274,820

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.7%

12.  TYPE OF REPORTING PERSON:   EP
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CUSIP No. 961767 10 0              13G         Page 3 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     John B. Bennet, Sr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            19,760

6.   SHARED VOTING POWER         235,759

7.   SOLE DISPOSITIVE POWER:      19,760

8.   SHARED DISPOSITIVE POWER:   239,620

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     259,380

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.1%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 4 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Robert H. Bockhorst

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            23,470

6.   SHARED VOTING POWER         235,759

7.   SOLE DISPOSITIVE POWER:      23,470

8.   SHARED DISPOSITIVE POWER:   238,887

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     262,357

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.2%

12.  TYPE OF REPORTING PERSON:  IN
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CUSIP No. 961767 10 0              13G         Page 5 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Carl H. Heimerdinger

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            27,060

6.   SHARED VOTING POWER         235,759

7.   SOLE DISPOSITIVE POWER:      27,060

8.   SHARED DISPOSITIVE POWER:   239,015

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     266,075

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.4%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 6 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Roger M. Higley

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            26,515

6.   SHARED VOTING POWER         235,759

7.   SOLE DISPOSITIVE POWER:      26,515

8.   SHARED DISPOSITIVE POWER:   237,335

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     263,850

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.3%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 7 of 11 Pages


1.   NAMES OF REPORTING PERSONS:

     Mary Ann Jacobs

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER            26,686

6.   SHARED VOTING POWER         235,759

7.   SOLE DISPOSITIVE POWER:      26,686

8.   SHARED DISPOSITIVE POWER:   238,249

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     264,935

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.3%

12.  TYPE OF REPORTING PERSON:   IN
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CUSIP No. 961767 10 0              13G         Page 8 of 11 Pages


                  Securities and Exchange Commission
                        Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           Westwood Homestead Financial Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           3002 Harrison Avenue
           Cincinnati, Ohio  45211-5789

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Westwood Homestead Financial Corporation Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: John
B. Bennet, Sr., Robert H. Bockhorst, Carl H. Heimerdinger, Roger
M. Higley and Mary Ann Jacobs.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                               Page 9 of 11 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 10 of 11 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWOOD HOMESTEAD FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ John B. Bennet, Sr.                    February 6, 1998
     __________________________________         ________________
     John B. Bennet, Sr., as Trustee            Date

     /s/ Robert H. Bockhorst                    February 6, 1998
     __________________________________         ________________
     Robert H. Bockhorst, as Trustee            Date

     /s/ Carl H. Heimerdinger                   February 6, 1998
     __________________________________         ________________
     Carl H. Heimerdinger, as Trustee           Date

     /s/ Roger M. Higley                        February 6, 1998
     __________________________________         ________________
     Roger M. Higley, as Trustee                Date

     /s/ Mary Ann Jacobs                        February 6, 1998
     __________________________________         ________________
     Mary Ann Jacobs, as Trustee                Date


/s/ John B. Bennet, Sr.                         February 6, 1998
_______________________________________         ________________
John B. Bennet, Sr., as an Individual           Date
Stockholder

/s/ Robert H. Bockhorst                         February 6, 1998
_______________________________________         ________________
Robert H. Bockhorst, as an Individual           Date
Stockholder

/s/ Carl H. Heimerdinger                        February 6, 1998
_______________________________________         ________________
Carl H. Heimerdinger, as an Individual          Date
Stockholder

/s/ Roger M. Higley                             February 6, 1998
_______________________________________         ________________
Roger M. Higley, as an Individual               Date
Stockholder

/s/ Mary Ann Jacobs                             February 6, 1998
_______________________________________         ________________
Mary Ann Jacobs, as an Individual               Date
Stockholder
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                                              Page 11 of 11 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received by participants in a timely manner shall be voted by the trustee in the same proportion as participants vote allocated stock, and (iii) if no voting direction has been received as to allocated stock, the issuer may direct the trustees as to the voting of all shares of unallocated stock, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.